Exhibit 99.1

Mixed Martial Arts Group Limited Publishes Annual Report and Form 20-F for Fiscal Year 2024.

FOR IMMEDIATE RELEASE

New York, NY / 23 January 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry filed its annual report on 31 October, 2024 for fiscal year 2024 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website (mma.inc) in the “Investors” section as well as at the SEC’s website (www.sec.gov).

A hard copy of the Company’s annual report on Form 20-F, including the complete audited consolidated financial statements, may be obtained from the Company free of charge upon request to the Company’s investor relations department by email at investors@mma.inc.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited (MMA.inc) is a technology company dedicated to increasing consumer participation in martial arts and combat sports while enhancing community offerings within the sector.

With a rapidly growing presence, across the platform, MMA.inc has:

-	over 5 million social media followers,
-	530,000 user profiles,
-	50,000 active students, and
-	18,000 published gyms, and 802 active locations across 16 countries,

creating significant opportunities for increasing engagement and driving monetization within the global MMA ecosystem. MMA.inc currently operates four business units designed to serve and monetize all key stakeholders, including fans, participants, coaches, gym owners, and athletes.

-	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.
-	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

-	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.
-	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Group Limited (NYSE American: MMA), please visit www.mma.inc

Follow us on social media via

·	https://www.facebook.com/trainalta
·	https://x.com/altaglobalgroup
·	https://www.instagram.com/trainalta/
·	https://au.linkedin.com/company/trainalta

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024, filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc

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